July 18, 2025

Michael R. Cole
Chief Financial Officer
UFP Industries, Inc.
2801 East Beltline N.E.
Grand Rapids, Michigan 49525

       Re: UFP Industries, Inc.
           Form 10-K for the Fiscal Year Ended December 28, 2024
           Filed February 26, 2025
           Form 8-K Furnished April 28, 2025
           File No. 000-22684
Dear Michael R. Cole:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing